Exhibit 99.1

Envigado, March 21, 2024

SEPARATED AND CONSOLIDATED FINANCIAL STATEMENTS 2023

Almacenes Éxito S.A. (the “Company”) informs its shareholders and the market in general that today, March 21, 2024, after all the necessary processes and authorizations had been carried out, the ordinary meeting of the General Shareholders’ Assembly was held in person, where the matters contemplated in the agenda that was informed by means of the call made on February 19, 2024, were considered.

At said meeting, in accordance with the functions and powers of the General Shareholders’ Assembly provided for in Article 29 of the bylaws, the Assembly approved the following proposals:

●	The CEO’S and Board of Directors management report for 2023 and the annual corporate governance report for 2023 were approved by 95.62% of the shares present and represented at the meeting.

●	The separated and consolidated financial statements at December 31, 2023 were approved by 95.62% of the shares present and represented at the meeting.

The reports can be consulted on the Company’s corporate website.